   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 2001.

                                      REGISTRATION NOS. 333-       AND 811-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM N-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                       PRE-EFFECTIVE AMENDMENT NO. ------                    [ ]
                      POST-EFFECTIVE AMENDMENT NO. ------                    [ ]
                                      AND

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940
                              AMENDMENT NO. ------                           [ ]
                            ------------------------

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT C
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                                 7 ROSZEL ROAD
                          PRINCETON, NEW JERSEY 08540
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (609) 627-3700
                            ------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:     COPY TO:
BARRY G. SKOLNICK, ESQ.                    STEPHEN E. ROTH, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL  SUTHERLAND ASBILL & BRENNAN LLP
MERRILL LYNCH LIFE INSURANCE COMPANY       1275 PENNSYLVANIA AVENUE, N.W.
7 ROSZEL ROAD                              WASHINGTON, D.C. 20004-2415
PRINCETON, NEW JERSEY 08540

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
   Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.

                    EXHIBIT INDEX CAN BE FOUND ON PAGE C-11
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

            , 2001
     Merrill Lynch Life Variable Annuity Separate Account C (the "Account")

         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                                   issued by
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                    HOME OFFICE: Little Rock, Arkansas 72201

                         SERVICE CENTER: P.O. Box 44222
                        Jacksonville, Florida 32231-4222
                           4804 Deer Lake Drive East
                          Jacksonville, Florida 32246
                             PHONE: (800) 535-5549

                                offered through
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

This prospectus gives you information you need to know before you invest. Keep it for future reference. Address all communications concerning the Contract to our Service Center at the address above.

The variable annuity contract described here provides a variety of investment features. It also provides options for income protection later in life. It is important that you understand how the contract works, and its benefits, costs, and risks. First, some basics.

                              WHAT IS AN ANNUITY?

An annuity provides for the systematic liquidation of a sum of money at the annuity date through a variety of annuity options. Each annuity option has different protection features intended to cover different kinds of income needs. Many of these annuity options provide income streams that can't be outlived.

                          WHAT IS A VARIABLE ANNUITY?

A variable annuity bases its benefits on the performance of underlying investments. These investments may typically include stocks, bonds, and money market instruments. The annuity described here is a variable annuity.

                WHAT ARE THE RISKS IN OWNING A VARIABLE ANNUITY?

A variable annuity does not guarantee the performance of the underlying investments. The performance can go up or down. It can even decrease the value of money you've put in. You bear all of this risk. You could lose all or part of the money you've put in.

                          HOW DOES THIS ANNUITY WORK?

We put your premium payments as you direct into one or more subaccounts of the Account. In turn, we invest each subaccount's assets in corresponding portfolios ("Funds") of the following:

-  MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
      -  Basic Value Focus Fund
      -  Domestic Money Market Fund
      -  Fundamental Growth Focus Fund
      -  Government Bond Fund
      -  Index 500 Fund
-  MERCURY HW VARIABLE TRUST
      -  Mercury HW International Value VIP Portfolio

The value of your Contract at any point in time up to the annuity date is called your contract value. Before the annuity date, you are generally free to direct your contract value among the subaccounts as you wish. You may also withdraw all or part of your contract value provided the remaining contract value after withdrawal is at least $5,000. If you die before the annuity date, we pay a death benefit to your beneficiary.

We've designed this annuity as a long-term investment. Any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age
59 1/2 may also be subject to a 10% federal penalty tax. FOR THESE REASONS, YOU NEED TO CONSIDER YOUR CURRENT AND SHORT-TERM INCOME NEEDS CAREFULLY BEFORE YOU DECIDE TO BUY THE CONTRACT.

                          WHAT DOES THIS ANNUITY COST?

THIS ANNUITY DOES NOT IMPOSE ANY SALES CHARGES -- ON EITHER PURCHASES OR WITHDRAWALS. However, we impose a number of other charges, including an asset-based insurance charge. We provide more details on this charge, as well as a description of all other charges, later in the prospectus.
                            ------------------------

This prospectus contains information about the Contract and the Account that you should know before you invest. A Statement of Additional Information contains more information about the Contract and the Account. We have filed the Statement
of Additional Information, dated             , 2001, with the Securities and
Exchange Commission. We incorporate this Statement of Additional Information by reference. If you want to obtain this Statement of Additional Information, simply call or write us at the phone number or address noted above. There is no charge to obtain it. The Table of Contents for this Statement of Additional
Information is found on page   of this prospectus.

The Securities and Exchange Commission ("SEC") maintains a web site that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

CURRENT PROSPECTUSES FOR THE MERRILL LYNCH VARIABLE SERIES FUNDS, INC. AND MERCURY HW VARIABLE TRUST MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
DEFINITIONS.................................................    6
CAPSULE SUMMARY OF THE CONTRACT.............................    6
FEE TABLE...................................................   10
YIELDS AND TOTAL RETURNS....................................   11
MERRILL LYNCH LIFE INSURANCE COMPANY........................   12
THE ACCOUNT.................................................   13
  Segregation of Account Assets.............................   13
  Number of Subaccounts; Subaccount Investments.............   13
INVESTMENTS OF THE ACCOUNT..................................   13
  General Information and Investment Risks..................   13
  Merrill Lynch Variable Series Funds, Inc..................   14
     Basic Value Focus Fund.................................   14
     Domestic Money Market Fund.............................   14
     Fundamental Growth Focus Fund..........................   14
     Government Bond Fund...................................   14
     Index 500 Fund.........................................   14
  Mercury HW Variable Trust.................................   15
     Mercury HW International Value VIP Portfolio...........   15
  Purchases and Redemptions of Fund Shares; Reinvestment....   15
  Material Conflicts, Substitution of Investments and
     Changes to the Account.................................   15
CHARGES, DEDUCTIONS AND CREDITS.............................   16
  Asset-Based Insurance Charge..............................   16
  Contract Fee..............................................   16
  Other Charges.............................................   17
     Transfer Charges.......................................   17
     Tax Charges............................................   17
     Fund Expenses..........................................   17
     Premium Taxes..........................................   17
     Contract Value Credit..................................   17
FEATURES AND BENEFITS OF THE CONTRACT.......................   18
  Ownership of The Contract.................................   18
  Issuing the Contract......................................   18
     Issue Age..............................................   18
     Information We Need To Issue The Contract..............   19
     Ten Day Right to Review................................   19
  Premiums..................................................   19
     Minimum and Maximum Premiums...........................   19
     How to Make Payments...................................   19
     Automatic Investment Feature...........................   19
     Premium Investments....................................   20
  Accumulation Units........................................   20
  How Are My Contract Transactions Priced?..................   20
  How Do We Determine The Number of Units?..................   21
ADDITIONAL PROVISIONS APPLICABLE TO ALL CONTRACTS...........   21
  Death of Annuitant Prior to Annuity Date..................   21
  Transfers Among Subaccounts...............................   21

                                                              PAGE
                                                              ----
  Dollar Cost Averaging Program.............................   22
     What Is It?............................................   22
     Participating in the DCA Program.......................   22
     Minimum Amounts........................................   22
     When Do We Make DCA Transfers?.........................   22
  Asset Allocation Program..................................   23
  Rebalancing Program.......................................   23
  Withdrawals and Surrenders................................   23
     When and How Withdrawals are Made......................   23
     Minimum Amounts........................................   23
     Systematic Withdrawal Program..........................   23
     Surrenders.............................................   24
  Payments to Contract Owners...............................   24
  Contract Changes..........................................   24
  Death Benefit.............................................   24
     General................................................   24
     Death Benefit Options..................................   25
     Calculation of Death Benefit -- Maximum Anniversary
      Value Option..........................................   25
     Calculation of Death Benefit -- Premiums Compounded at
      5% Option.............................................   26
     Calculation of Death Benefit -- Estate Enhancer
      Option................................................   27
     Calculation of Enhanced Death Benefit..................   28
     Spousal Continuation...................................   29
  Annuity Payments..........................................   29
  Annuity Options...........................................   29
     How We Determine Present Value of Future Guaranteed
      Annuity Payments......................................   30
     Payments of a Fixed Amount.............................   30
     Payments for a Fixed Period............................   30
     Life Annuity...........................................   30
     Life Annuity With Payments Guaranteed for 5, 10, 15, or
      20 Years..............................................   30
     Life Annuity With Guaranteed Return of Contract
      Value.................................................   30
     Joint and Survivor Life Annuity........................   31
     Joint and Survivor Life Annuity with Payments
      Guaranteed for 5, 10, 15, or 20 Years.................   31
     Individual Retirement Account Annuity..................   31
  Gender-Based Annuity Purchase Rates.......................   31
FEDERAL INCOME TAXES........................................   31
  Federal Income Taxes......................................   31
  Tax Status of the Contract................................   32
     Diversification Requirements...........................   32
     Owner Control..........................................   32
     Required Distributions.................................   32
  Taxation of Annuities.....................................   33
     In General.............................................   33
     Withdrawals and Surrenders.............................   33
     Annuity Payments.......................................   33
     Taxation of Death Benefit Proceeds.....................   33
  Penalty Tax on Some Withdrawals...........................   33
  Transfers, Assignments, or Exchanges of a Contract........   34
  Withholding...............................................   34
  Multiple Contracts........................................   34
  Possible Changes In Taxation..............................   34
  Possible Charge For Our Taxes.............................   34

                                                              PAGE
                                                              ----
  Individual Retirement Annuities...........................   34
     Traditional IRAs.......................................   34
     Roth IRAs..............................................   34
     Other Tax Issues For IRAs and Roth IRAs................   35
  Tax Sheltered Annuities...................................   35
OTHER INFORMATION...........................................   35
  Notices and Elections.....................................   35
  Voting Rights.............................................   36
  Reports to Contract Owners................................   36
  Selling the Contract......................................   36
  State Regulation..........................................   37
  Legal Proceedings.........................................   37
  Experts...................................................   37
  Legal Matters.............................................   38
  Registration Statements...................................   38
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
  INFORMATION...............................................   39
APPENDIX A Maximum Anniversary Value Example................
APPENDIX B Premiums Compounded at 5% Example................
APPENDIX C Estate Enhancer Example..........................
APPENDIX D Maximum Anniversary Value with Estate Enhancer
  Example...................................................
APPENDIX E Premiums Compounded at 5% with Estate Enhancer
  Example...................................................

                                  DEFINITIONS

accumulation unit: A unit of measure used to compute the value of your interest in a subaccount prior to the annuity date.

annuitant: Annuity payments may depend upon the continuation of a person's life. That person is called the annuitant.

annuity date: The date on which annuity payments are scheduled to begin.

attained age: The age of a person on the contract date plus the number of full contract years since the contract date.

beneficiary(s): The person(s) designated by you to receive payment upon the death of an owner prior to the annuity date.

contract anniversary: The yearly anniversary of the contract date.

contract date: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

contract value: The value of your interest in the Account.

contract year: The period from the contract date to the first contract anniversary, and thereafter, the period from one contract anniversary to the next contract anniversary.

Individual Retirement Account or Annuity ("IRA"): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code ("IRC").

net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next.

nonqualified contract: A Contract issued in connection with a retirement arrangement other than a qualified plan described under Section 401, 403, 408, 408A, 457 or any similar provisions of the IRC.

qualified contract: A Contract issued in connection with a retirement arrangement described under Section 401, 403(b), 408, or 408A of the IRC.

tax sheltered annuity: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

valuation period: The interval from one determination of the net asset value of a subaccount to the next. Net asset values are determined as of the close of business on each day the New York Stock Exchange is open.

                        CAPSULE SUMMARY OF THE CONTRACT

This capsule summary provides a brief overview of the Contract. More detailed information about the Contract can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

Contracts issued in your state may provide different features and benefits from those described in this prospectus. This prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract or any endorsements, contact our Service Center.

The Contract is available as a non-qualified contract or tax-sheltered annuity or may be issued as an IRA or purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). Federal law limits maximum annual contributions to IRAs and Roth IRAs. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.

The tax advantages typically provided by a variable annuity are already available with tax-qualified plans, including IRAs and Roth IRAs. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, including the costs and benefits of the Contract (including the annuity income benefits), before you purchase the Contract in a tax-qualified plan.

We offer other variable annuity contracts that have different death benefits, contract features, fund selections, and optional programs. These other contracts also have different charges that would affect your subaccount performance and contract values. To obtain more information about these other contracts, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of Contracts, see "Selling the Contract."

PREMIUMS

Generally, before the annuity date you can pay premiums as often as you like. The minimum initial premium is $75,000. Subsequent premiums generally must be $50 or more. The maximum premium that will be accepted without Company approval is $1,000,000. Under an automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch brokerage account. For more information, see "Automatic Investment Feature".

THE ACCOUNT

As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. For the first 14 days following the contract date, we put all premiums into the Domestic Money Market Subaccount. After the 14 days, we'll put the money into the subaccounts you've selected. In Pennsylvania, however, we won't wait 14 days. Instead, we'll invest your premium immediately in the subaccounts you've selected. Currently, you may allocate premiums or contract value among 20 of the available subaccounts. Generally, within certain limits you may transfer contract value periodically among subaccounts.

THE FUNDS AVAILABLE FOR INVESTMENT

- FUNDS OF MERRILL LYNCH VARIABLE SERIES FUNDS, INC.
     - Basic Value Focus Fund
     - Domestic Money Market Fund
     - Fundamental Growth Focus Fund
     - Government Bond Fund
     - Index 500 Fund

- FUNDS OF MERCURY HW VARIABLE TRUST
     - Mercury HW International Value VIP Portfolio

If you want detailed information about the investment objectives of the Funds, see "Investments of the Account" and the prospectuses for the Funds.

FEES, CHARGES AND CREDITS

  ASSET-BASED INSURANCE CHARGE

We currently impose an asset-based insurance charge of 1.85% annually to cover certain risks. It will never exceed 1.85% annually.

The asset-based insurance charge compensates us for:

     - costs associated with the establishment and administration of the Contract;

     - mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract; and

     - expense risks we assume to cover Contract maintenance expenses.

We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. This charge ends on the annuity date.

  ADDITIONAL DEATH BENEFIT CHARGE

You can select an enhanced death benefit by choosing to combine the Estate Enhancer with either the Maximum Anniversary Value or Premiums Compounded at 5% (see "Death Benefit Options" on page ). If you do, you will pay an additional annual charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. We won't deduct this charge after the annuity date.

  CONTRACT FEE

We impose a $50 contract fee at the end of each contract year and upon a full withdrawal to reimburse us for expenses related to maintenance of the Contract (only if the greater of contract value, or premiums less withdrawals, is less than $75,000). Accordingly, if your withdrawals have not decreased your investment in the Contract below $75,000, we will not impose this annual fee. We may also waive this fee in certain circumstances where you own at least three Contracts. This fee ends after the annuity date.

  PREMIUM TAXES

On the annuity date, we deduct a charge for any premium taxes imposed by a state or local government. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 5%. In some jurisdictions, we deduct a charge for premium taxes from any withdrawal, surrender, or death benefit payment.

  FUND EXPENSES

You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

You can find detailed information about all fees and charges imposed on the Contract under "Charges and Deductions".

  CONTRACT VALUE CREDIT

We may add a Contract Value Credit to your contract value, if your contract value reaches certain amounts. The amount is added on the last business day of each calendar quarter (and upon termination of the Contract) as the sum of Contract Value Credits determined for each month within that calendar quarter. The calculation of Contract Value Credits and the circumstances under which they
may be credited are described under "Contract Value Credits" on page   .

TRANSFERS AMONG SUBACCOUNTS

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts, but we may charge $25 per extra transfer. (See "Transfers".)

Two specialized transfer programs are available under the Contract. You cannot use more than one such program at a time.

     - We offer a Dollar Cost Averaging Program where money you've put in a designated subaccount is systematically transferred monthly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in fund share prices over time. (See "Dollar Cost Averaging Program".) (There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss.)

     - You may choose to participate in a Rebalancing Program where we automatically reallocate your contract value quarterly, semi-annually, or annually in order to maintain a particular percentage allocation among the subaccounts that you select. (See "Rebalancing Program".)

WITHDRAWALS

You can withdraw money from the Contract at anytime during the contract year. Additionally, under a Systematic Withdrawal Program, you may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. These systematic withdrawals are in addition to the withdrawals permitted under the Contract. For more information, see "Systematic Withdrawal Program".

A withdrawal may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1/2 (see "Federal Income Taxes").

DEATH BENEFIT

Regardless of investment experience, the Contract provides a guaranteed minimum death benefit if you die before the annuity date.

When the Contract is issued, the death benefit equals the greatest of premiums less adjusted withdrawals or the contract value. Without increasing your asset-based insurance charge, you will choose one of three death benefit options: Maximum Anniversary Value, Premiums Compounded at 5%, or Estate Enhancer. For an additional annual charge, you may elect to combine the Estate Enhancer option with either the Maximum Anniversary Value or Premiums Compounded at 5%.

The Maximum Anniversary Value equals the greatest anniversary value for the Contract. Premiums Compounded at 5% equals premiums paid with an interest rate to yield 5% annually when compounded daily from the date received, less "adjusted" withdrawals with an interest rate to yield 5% annually when compounded daily from the date of withdrawal. "Adjusted" withdrawals are
described in "Death Benefits" on page   . The Estate Enhancer benefit is an
optional rider that pays, on the death of the owner, a benefit that provides proceeds that may be used to defray some or all of the expenses attributable to death benefit proceeds paid under the Contract. Election of the Estate Enhancer benefit is subject to our approval in certain circumstances.

You can find more detailed information about the death benefit and how it is calculated, including age limitations that apply, under "Death Benefit".

The payment of a death benefit may have tax consequences (see "Federal Income Taxes").

ANNUITY PAYMENTS

Annuity payments begin on the annuity date and are made under the annuity option you select. You may select an annuity date that cannot be earlier than the First Contract Anniversary nor later than the annuitant's 95th birthday. If you do not select an annuity date, the annuity date for nonqualified Contracts is the annuitant's 95th birthday. The annuity date for IRA or tax sheltered annuity Contracts is when the owner/annuitant reaches age 70 1/2.

Details about the annuity options available under the Contract can be found under "Annuity Options".

Annuity payments may have tax consequences (see "Federal Income Taxes").

TEN DAY REVIEW

When you receive the Contract, read it carefully to make sure it's what you want. Generally, within 10 days after you receive the Contract, you may return it for a refund. Some states allow a longer period of time to return the Contract. To get a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. For contracts issued in Pennsylvania, we'll refund the contract value as of the date you return the Contract.

REPLACEMENT OF CONTRACTS

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract would be advantageous, given the Contract's features, benefits, and charges.

                                   FEE TABLE

A... Contract Owner Transaction Expenses
     1. Sales Load Imposed on Premium............................  None
     2. Contingent Deferred Sales Charge.........................  None
     3. Transfer Fee.............................................   $25
          The first 12 transfers among subaccounts in a contract
          year are free. We currently do not, but may in the
          future, charge a $25 fee on all subsequent transfers.
     The Fee Table and Examples do not include charges to
     contract owners for premium taxes. Premium taxes may be
     applicable. Refer to the "Premium Taxes" section in this
     Prospectus for further details.
B.   Annual Contract Fee.........................................   $50
     The Contract Fee will be assessed at the end of each
     contract year and upon a full withdrawal only if the greater of contract value, or premiums less withdrawals, is less
     than $75,000.
C.   Separate Account Annual Expenses (as a percentage of
     contract value)
     Current and Maximum Asset-Based Insurance
     Charge -- Guaranteed Minimum Death Benefit..................  1.85%
D.   Enhanced Death Benefit Charge...............................  0.25%
     An additional annual charge will be assessed when the Estate
     Enhancer is combined with either the Maximum Anniversary
     Value or Premiums Compounded at 5%. The charge will be
     assessed annually on each contract anniversary based on the average of your contract values as of the end of each of the prior four contract quarters. We also impose a pro rata
     amount of this charge upon surrender, annuitization, death, or termination of the rider.
E.   Fund Expenses for the Year Ended December 31, 2000 (see
     "Notes to Fee Table") (as a percentage of each Fund's
     average net assets)

                                                                                                     MERCURY HW
                                                                                                      VARIABLE
                                     MERRILL LYNCH VARIABLE SERIES FUNDS, INC. (CLASS A SHARES)         TRUST
                                    -------------------------------------------------------------   -------------
                                                  DOMESTIC   FUNDAMENTAL                             MERCURY HW
                                    BASIC VALUE    MONEY       GROWTH      GOVERNMENT               INTERNATIONAL
         ANNUAL EXPENSES               FOCUS       MARKET       FOCUS         BOND      INDEX 500   VALUE VIP(c)
         ---------------            -----------   --------   -----------   ----------   ---------   -------------
Investment Advisory Fees..........
Other Expenses....................
                                        ---         ---         ----          ---          ---          -----
Total Annual Operating Expenses...
Expense Reimbursements............
                                        ---         ---         ----          ---          ---          -----
Net Expenses......................

EXAMPLES OF CHARGES

If you surrender or annuitize your Contract at the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested, assuming 5% annual return on assets:

                                                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                              ------   -------   -------   --------
SUBACCOUNT INVESTING IN:
ML Basic Value Focus Fund...................................   $         $        $          $
ML Domestic Money Market Fund...............................
ML Fundamental Growth Focus Fund............................
ML Government Bond Fund.....................................
ML Index 500 Fund...........................................
Mercury HW International Value VIP Portfolio................

---------------
Because there is no contingent deferred sales charge, you would pay the same expenses whether you surrender your Contract at the end of the applicable time period or not, based on the same assumptions.
                            ------------------------

The preceding Fee Table and Examples help you understand the costs and expenses you will bear, directly or indirectly. The Fee Table and Examples include expenses and charges of the Account as well as the Funds. The Examples do not reflect the $50 contract fee because, based on our estimates of average contract size and withdrawals, its effect on the examples shown would be negligible. The examples assume that the Estate Enhancer benefit is elected with either the Maximum Anniversary Value or Premiums Compounded at 5% and reflect the annual charge of 0.25% of the average contract value as of the end of the prior four contract quarters. Premium taxes may also be applicable. See the CHARGES AND DEDUCTIONS section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES.

                            YIELDS AND TOTAL RETURNS

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the Domestic Money Market Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (besides the Domestic Money Market Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages exclude any deductions for premium taxes.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations. If we do, we'll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts.

Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Ranking services we may use as sources of performance comparison are Lipper, VARDS, CDA/Weisenberger, Morningstar, MICROPAL, and Investment Company Data, Inc.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts to the Standard & Poor's Index of 500 Common Stocks, the Morgan Stanley EAFE Index, the Russell 2000 Index and the Dow Jones Indices, all widely used measures of stock market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio. Other sources of performance comparison that we may use are Chase Investment Performance Digest, Money, Forbes, Fortune, Business Week, Financial Services Weekly, Kiplinger Personal Finance, Wall Street Journal, USA Today, Barrons, U.S. News & World Report, Strategic Insight, Donaghues, Investors Business Daily, and Ibbotson Associates.

Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

                      MERRILL LYNCH LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Washington on January 27, 1986. We changed our corporate location to Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., a corporation whose common stock is traded on the New York Stock Exchange.

Our financial statements can be found in the Statement of Additional Information. You should consider them only in the context of our ability to meet any Contract obligation.

                                  THE ACCOUNT

The Merrill Lynch Life Variable Annuity Separate Account C (the "Account") offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Account on                          . It is governed by
Arkansas law, our state of domicile. The Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Account meets the definition of a separate account under the federal securities laws. The Account's assets are segregated from all of our other assets.

SEGREGATION OF ACCOUNT ASSETS

Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. We own all of the assets in the Account. The Account's income, gains, and losses, whether or not realized, derived from Account assets are credited to or charged against the Account without regard to our other income, gains or losses. The assets in each Account will always be at least equal to the reserves and other liabilities of the Account. If the Account's assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account. Under Arkansas insurance law the assets in the Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Account be charged with any liabilities of other separate accounts.

NUMBER OF SUBACCOUNTS; SUBACCOUNT INVESTMENTS

There are 20 subaccounts currently available through the Account. All subaccounts invest in a corresponding portfolio of the Merrill Lynch Variable Series Funds, Inc. (the "Variable Series Funds") or the Mercury HW Variable Trust (the "Mercury HW Trust"). Additional subaccounts may be added or closed in the future.

Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, nevertheless, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment advisor or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain funds available only through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of the similarly named fund available through the Contract.

                           INVESTMENTS OF THE ACCOUNT

GENERAL INFORMATION AND INVESTMENT RISKS

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds' prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.), and insurance companies not affiliated with us, to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these funds may be offered in the future to certain pension or retirement plans.

The investment adviser of a Fund (or its affiliates) may pay compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others.

Generally, you should consider the funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.

The Merrill Lynch Variable Series Funds, Inc. ("Variable Series Funds") is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Account Class A shares of 5 of its separate investment mutual fund portfolios.

Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Variable Series Funds. MLIM, together with its affiliates, Fund Asset Management, L.P., Merrill Lynch Investment Managers International Ltd., and Mercury Advisors, is a worldwide mutual fund leader, and had a total of $567.9 billion in investment company and other portfolio assets under management as of the end of January 31, 2001. It is registered as an investment adviser under the Investment Advisers Act of 1940. MLIM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLIM's principal business address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. A summary of the investment objective and strategy for each Fund is set forth below.

MLIM and Merrill Lynch Life Agency, Inc. have entered into a Reimbursement Agreement that limits the operating expenses paid by each Fund of the Variable Series Funds in a given year to 1.25% of its average net assets (see "Selling the Contract").

BASIC VALUE FOCUS FUND. This Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value.

DOMESTIC MONEY MARKET FUND. This Fund seeks to preserve capital, maintain liquidity, and achieve the highest possible current income consistent with the foregoing objectives by investing in short-term domestic money market securities.

FUNDAMENTAL GROWTH FOCUS FUND. This Fund seeks long-term growth of capital. The Fund purchases primarily common stocks of U.S. companies that Fund management believes have shown above-average rates of growth earnings over the long-term. The Fund will invest at least 65% of its total assets in equity securities.

GOVERNMENT BOND FUND. This Fund seeks the highest possible current income consistent with the protection of capital afforded by investing in debt securities issued or guaranteed by the United States Government, its agencies or instrumentalities.

INDEX 500 FUND. This Fund seeks investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index").

MERCURY HW VARIABLE TRUST

Mercury HW Variable Trust ("Mercury HW Trust"), a Massachusetts business trust, is registered with the Securities and Exchange Commission as an open-end management investment company. The Mercury HW Trust is intended to serve as the investment medium for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain insurance companies.

Mercury Advisors, 725 S. Figueroa Street, Suite 4000, Los Angeles, California 90017-5400, serves as the investment adviser to the Mercury HW International Value VIP Portfolio and generally administers the affairs of the Mercury HW Trust. As the investment adviser, Mercury Advisors is paid fees by the Fund for its services. A summary of the investment objective and strategy for the Fund is set forth below.

MERCURY HW INTERNATIONAL VALUE VIP PORTFOLIO. The Fund's investment objective is to provide current income and long-term growth of income, accompanied by growth of capital. The Fund invests at least 65% of its total assets in stocks in at least ten foreign markets. In investing the Fund, Mercury Advisors follows a value style. This means that it buys stocks that it believes are currently undervalued by the market and thus have a lower price than their true worth.

PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT

The Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Account are automatically reinvested at net asset value in additional shares of the Funds.

MATERIAL CONFLICTS, SUBSTITUTION OF INVESTMENTS AND CHANGES TO THE ACCOUNT

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio's investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing contract value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of premium payments or contract value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would need the approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any substitutions.

We may also add new subaccounts to the Account, eliminate subaccounts in the Account, deregister the Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Account as a managed investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                        CHARGES, DEDUCTIONS AND CREDITS

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits.

ASSET-BASED INSURANCE CHARGE

We currently impose an asset-based insurance charge on the Account that equals 1.85% annually. It will never exceed 1.85%.

We deduct this charge daily from the net asset value of the subaccounts. This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract. These guarantees include making annuity payments which won't change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the Contract.

The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, and performing accounting, regulatory compliance, and reporting functions. Finally, this charge compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers and Dollar Cost Averaging.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

ADDITIONAL DEATH BENEFIT CHARGE

If you select the Estate Enhancer Benefit combined with either the Maximum Anniversary Value or Premiums Compounded at 5% you will pay an additional annual charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. We won't deduct this charge after the annuity date. We will impose a pro rata amount of this charge upon surrender, annuitization, death, or termination of the rider between contract anniversaries. We deduct this charge regardless of whether the Estate Enhancer benefit has any value.

CONTRACT FEE

We may charge a $50 contract fee each year. We will only impose this fee if the greater of contract value, or premiums less withdrawals, is less than $75,000. Accordingly, if you have not made any withdrawals from your Contract (or your withdrawals have not decreased your investment in the Contract below $75,000), we will not impose this annual fee.

The contract fee reimburses us for additional expenses related to maintenance of certain Contracts with lower contract values. We do not deduct the contract fee after the annuity date. The contract fee will never increase.

If the contract fee applies, we will deduct it as follows:

     - We deduct this fee from your contract value at the end of each contract year before the annuity date.

     - We deduct this fee from your contract value if you surrender the contract on any date other than a contract anniversary.

     - We deduct this fee on a pro rata basis from all subaccounts in which your contract value is invested.

Currently, a contract owner of three or more Contracts will be assessed no more than $150 in contract fees annually. We reserve the right to change this limit on contract fees at any time.

OTHER CHARGES

     TRANSFER CHARGES

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we may, but currently do not, charge you $25 for each extra transfer. We deduct this charge pro rata from the subaccounts from which you are transferring contract value. Currently, transfers made by us under the Dollar Cost Averaging Program and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program", "Rebalancing Program", and "Transfers".)

     TAX CHARGES

We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Account any taxes imposed on the Account's investment earnings. (See "Tax Status of the Contract".)

     FUND EXPENSES

In calculating net asset value, the Funds deduct advisory fees and operating expenses from assets. (See "Fee Table".) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

     PREMIUM TAXES

Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 5%. Although we pay these taxes when due, we won't deduct them from your contract value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner's state of residence, our status within that state, and the premium tax laws of that state.

CONTRACT VALUE CREDIT

We may add a Contract Value Credit to your contract value if your contract value reaches certain levels as shown below. The amount, if any, is added on the last business day of each calendar quarter as the sum of Contract Value Credits determined for each month within that calendar quarter. Contract Value Credits, if any, will also be credited upon termination of the Contract due to full withdrawal, annuitization, or receipt of Due Proof of Death. Contract Value Credits are determined as follows:

     (a) Determine the Contract Value on the last business day of the month or date of Contract termination

     (b)Allocate the Contract Value into the tiers shown below

     (c) Multiply the amount in each tier by the corresponding annual credit percentage

     (d)Sum the results of each tier

     (e) Multiply the number of days in the month that the Contract was in force (excluding the Contract Date)

     (f) Divide by 365

                    CONTRACT VALUE TIER                       ANNUAL CREDIT PERCENTAGE
                    -------------------                       ------------------------
Less than $250,000..........................................           0.00%
Next $250,000...............................................           0.20%
Next $250,000...............................................           0.30%
Next $250,000...............................................           0.40%
Next $1,000,000.............................................           0.50%
Next $3,000,000.............................................           0.65%
Excess over $5,000,000......................................           0.75%

Partial Contract Value Credits, if any, will be credited in the event of full withdrawal, death or annuitization prior to the last business day of a calendar quarter; we base partial Contract Value Credits on Contract Value on the last business day of each calendar month during the calendar quarter of the full withdrawal, death or annuitization.

                     FEATURES AND BENEFITS OF THE CONTRACT

As we describe the contract, we will often use the word "you". In this context "you" means "contract owner".

OWNERSHIP OF THE CONTRACT

The contract owner is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by "non-natural persons" such as corporations or trusts. If you are a human being, you are considered a "natural person." You may designate a beneficiary. If you die, the beneficiary will receive a death benefit. You may also designate an annuitant. You may change the annuitant at any time prior to the annuity date. If you don't select an annuitant, you are the annuitant.

If a non-natural person owns the Contract and changes the annuitant, the Internal Revenue Code (IRC) requires us to treat the change as the death of a contract owner. We will then pay the beneficiary the death benefit.

Only spouses may be co-owners of the Contract, except in Pennsylvania, New Jersey, and Oregon. When co-owners are established, they exercise all rights under the Contract jointly unless they elect otherwise. Co-owner spouses must each be designated as beneficiary for the other. Co-owners may also designate a beneficiary to receive benefits on the surviving co-owner's death. Qualified contracts may not have co-owners.

You may assign the Contract to someone else by giving notice to our Service Center. Only complete ownership of the Contract may be assigned to someone else. You can't do it in part. An assignment to a new owner cancels all prior beneficiary designations except a prior irrevocable beneficiary designation. Assignment of the Contract may have tax consequences or may be prohibited on certain qualified contracts, so you should consult with a qualified tax adviser before assigning the Contract. (See "Federal Income Taxes".)

ISSUING THE CONTRACT

     ISSUE AGE

You can buy a nonqualified Contract if you (and any co-owner) are less than 80 years old. Annuitants on nonqualified Contracts must be less than 80 years old when we issue the Contract. For qualified Contracts owned by natural persons, the contract owner and annuitant must be the same person. Contract owners and annuitants on qualified Contracts must be less than 70 1/2 years old when we issue the Contract.

     INFORMATION WE NEED TO ISSUE THE CONTRACT

Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the information provided or the application, and you pay the initial premium, we'll issue a Contract. Generally, we'll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven't received necessary information within five business days, however, we will offer to return the premium and no Contract will be issued. You can consent to our holding the premium until we get all necessary information, and then we will invest the premium within two business days after we get the information.

     TEN DAY RIGHT TO REVIEW

When you get the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within ten days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract. To get a refund, return the Contract to our Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date the Contract is returned. For contracts issued in Pennsylvania, we'll refund the contract value as of the date the Contract is returned.

PREMIUMS

     MINIMUM AND MAXIMUM PREMIUMS

Initial premium payments must be $75,000 or more. Subsequent premium payments generally must be $50 or more. You can make subsequent premium payments at any time before the annuity date. The maximum premium that will be accepted without Company approval is $1,000,000. We also reserve the right to reject subsequent premium payments.

The Contract is available as a non-qualified contract or may be issued as an IRA or purchased through an established IRA or Roth IRA custodial account with MLPF&S. Federal law limits maximum annual contributions to qualified contracts. Transfer amounts from tax-sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity. We may waive the $100 minimum for premiums paid under IRA Contracts held in custodial accounts with MLPF&S where you're transferring the complete cash balance of such account into a Contract.

     HOW TO MAKE PAYMENTS

You can pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have money debited from your MLPF&S brokerage account.

     AUTOMATIC INVESTMENT FEATURE

You may make systematic premium payments on a monthly, quarterly, semi-annual or annual basis. Each payment must be for at least $50. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. If you select the Rebalancing Program, premiums will be allocated based on the specified subaccounts and percentages you have selected. You may change the specified premium amount, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this program at any time.

     PREMIUM INVESTMENTS

For the first 14 days following the contract date, we'll hold all premiums in the Domestic Money Market Subaccount. After the 14 days, we'll reallocate the contract value to the subaccounts you selected. (In Pennsylvania, we'll invest all premiums as of the contract date in the subaccounts you selected.)

Currently, you may allocate your premium among 20 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the Basic Value Focus Subaccount, 58% allocated to the Government Bond Subaccount, and 30% allocated to the Index 500 Subaccount. However, you may not allocate 33 1/3% to the Basic Value Focus Subaccount and 66 2/3% to the Government Bond Subaccount. If we don't get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions you last gave us. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

ACCUMULATION UNITS

Each subaccount has a distinct value, called the accumulation unit value. The accumulation unit value for a subaccount varies daily with the performance and expenses of the corresponding fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

                    HOW ARE MY CONTRACT TRANSACTIONS PRICED?

We calculate an accumulation unit value for each subaccount at the close of business on each day that the New York Stock Exchange is open. Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your contract), at the unit value next calculated after our Service Center receives notice of the transaction. For premium payments, transfers into a subaccount, or Contract Value Credits, units are purchased. For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any additional death benefit charge, any transfer charge, and any premium taxes due, units are redeemed.

                    HOW DO WE DETERMINE THE NUMBER OF UNITS?

We determine the number of units by dividing the dollar value of the amount of the purchase or transfer allocated to the subaccount by the value of one accumulation unit for that subaccount for the valuation period in which the purchase or transfer is made. The number of accumulation units in each subaccount credited to a Contract will therefore increase or decrease as these transactions are made. The number of subaccount accumulation units credited to a Contract will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the accumulation unit value.

When we establish a subaccount, we set an initial value for an accumulation unit (usually, $10). Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for the prior valuation period by the net investment factor for the subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next. For any subaccount, we determine the net investment factor by dividing the value of the assets of the subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Account or any charge that may be assessed against the Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See "Other Charges".)

               ADDITIONAL PROVISIONS APPLICABLE TO ALL CONTRACTS

DEATH OF ANNUITANT PRIOR TO ANNUITY DATE

If the annuitant dies before the annuity date, and the annuitant is not a contract owner, the owner, provided the owner is a natural person, may designate a new annuitant. If a new annuitant is not designated, the contract owner will become the annuitant. If any contract owner is not a natural person, no new annuitant may be named and the death benefit will be paid to the beneficiary.

TRANSFERS AMONG SUBACCOUNTS

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts, but we may charge you $25 for each extra transfer. We will deduct the transfer charge pro rata from among the subaccounts you're transferring from. Currently, transfers made by us under the Dollar Cost Averaging Program and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program" and "Rebalancing Program".) We reserve the right to change the number of additional transfers permitted each contract year.

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of contract value. You must transfer at least $100 or the total value of a subaccount, if less.

You may request transfers in writing or by telephone, once we get proper telephone transfer authorization. Transfer requests may also be made through your Merrill Lynch Financial Advisor, or another person you designate, once we receive proper authorization. Transfers will take effect as of the end of the valuation period on the date the Service Center receives the request. We will consider telephone transfer requests received after 4:00 p.m. (ET) to be received the following business day.

An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the underlying fund in which a subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we reserve the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund.

DOLLAR COST AVERAGING PROGRAM

     WHAT IS IT?

The Contract offers an optional transfer program called Dollar Cost Averaging ("DCA"). This program allows you to reallocate money at monthly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making investments through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month we will transfer amounts from the subaccount that you designate and allocate them, in accordance with your allocation instructions, to the subaccounts that you select.

If you choose the Rebalancing Program, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

     PARTICIPATING IN THE DCA PROGRAM

You can choose the DCA Program any time before the annuity date. To choose the DCA Program, we must receive a written request from you. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in writing. Once you reach the annuity date, you may no longer use this program.

     MINIMUM AMOUNTS

To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount. We determine the amount required by multiplying the specified length of your DCA Program in months by your specified monthly transfer amount. Amounts of $100 or more must be allotted for transfer each month in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly transfer amount, we'll notify you that you need to put more money in to continue the program.

     WHEN DO WE MAKE DCA TRANSFERS?

You select the date for DCA transfers. We will make the first DCA transfer on the selected date following the later of 14 days after the contract date or the date we receive notice of your DCA election at our Service Center. We'll make subsequent DCA transfers on the same day of each succeeding month. Currently, we don't charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract.

REBALANCING PROGRAM

Under the Rebalancing Program, we will allocate your premiums and rebalance your contract value quarterly, semi-annually, or annually according to the frequency, subaccounts and percentages you select based on your investment goals and risk tolerance.

After you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. Depending on the frequency you select, on the last business day of each calendar quarter, or semi-annual or annual period, we automatically reallocate your contract value to maintain the particular percentage allocation among the subaccounts that you have selected.

We perform this periodic rebalancing to take account of:

     - increases and decreases in contract value in each subaccount due to subaccount performance, and

     - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premiums.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or by telephone, once we get proper telephone transfer authorization. If you elect the Rebalancing Program, you must include all contract value in the program. We allocate all systematic investment premiums and, unless you instruct us otherwise, all other premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a written form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to make changes to this program at any time. If you choose the DCA Program, you cannot use the Rebalancing Program.

WITHDRAWALS AND SURRENDERS

     WHEN AND HOW WITHDRAWALS ARE MADE

Before the annuity date, you may make lump-sum withdrawals from the Contract at any time during the contract year. In addition, you may make systematic withdrawals, discussed below. Withdrawals are subject to tax to the extent of gain and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Income Taxes".)

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. You may make a withdrawal request in writing to our Service Center. You may withdraw money by telephone, once you've submitted a proper telephone authorization form to our Service Center, but only if the amount withdrawn is to be paid into a Merrill Lynch brokerage account or sent to the address of record. We will consider telephone withdrawal requests received after 4:00 p.m. (ET) to be received the following business day.

     MINIMUM AMOUNTS

The minimum amount that may be withdrawn is $100. At least $5,000 must remain in the Contract after you make a withdrawal. We reserve the right to change these minimums.

     SYSTEMATIC WITHDRAWAL PROGRAM

You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually or annually. Each withdrawal must be for at least $100 and the remaining contract value must be at least $5,000. You may change the specified dollar amount or frequency of withdrawals or stop the Systematic Withdrawal Program at any time upon notice to us. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. These systematic withdrawals are in addition to any lump-sum withdrawals made each year under the Contract. We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make any other changes to this program at any time.

     SURRENDERS

At any time before the annuity date you may surrender the Contract through a full withdrawal. The Contract must be delivered to our Service Center. We will pay you an amount equal to the contract value as of the end of the valuation period when we process the surrender, adjusted for any Contract Value Credits, minus the contract fee, if applicable, and minus any applicable charge for premium taxes. (See "Charges and Deductions".) Surrenders are subject to tax and, prior to age 59 1/2, may also be subject to a 10% federal penalty tax. (See "Federal Income Taxes".)

PAYMENTS TO CONTRACT OWNERS

We'll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may delay any payment, or delay processing any annuity payment or transfer request if:

     (a) the New York Stock Exchange is closed;

     (b) trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

     (c) the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Account or to determine the value of the Account's assets;

     (d) the Securities and Exchange Commission by order so permits for the protection of security holders; or

     (e) payment is derived from a check used to make a premium payment which has not cleared through the banking system.

CONTRACT CHANGES

Requests to change the owner, beneficiary, annuitant, or annuity date of a Contract will take effect as of the date you sign such a request, unless we have already acted in reliance on the prior status. We are not responsible for the validity of such a request.

If you change the owner or annuitant on a nonqualified Contract, the new owner or annuitant must be less than 80 years old. For qualified Contracts, if you change the owner or annuitant, the new owner or annuitant must be less than 70 1/2 years old.

DEATH BENEFIT

     GENERAL

Regardless of investment experience, the Contract provides either a guaranteed minimum death benefit to the beneficiary if you die before the annuity date or the Estate Enhancer Benefit, that pays, on the death of the owner, proceeds that may be used to defray some or all of the expenses attributable to death benefit proceeds paid under the Contract. Death benefit proceeds are taxable to the extent of gain. (If an owner is a non-natural person, then the death of the annuitant will be treated as the death of the owner.)

We will pay the death benefit in a lump sum unless the beneficiary chooses an annuity payment option available under the Contract. (See "Annuity Options".) However, if you die before the annuity date, federal tax law generally requires us to distribute the entire contract value within five years of the date of death. Special rules may apply to a surviving spouse. (See "Federal Income Taxes".)

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. If we haven't received the other documents within 60 days following our receipt of a certified death certificate, we will consider due proof of death to have been received and we will pay the death benefit in a lump sum.

If the age of an owner or annuitant, if the owner is a non-natural person, is misstated, any death benefit will be adjusted to reflect the correct age. Unless you irrevocably designated a beneficiary, you may change the beneficiary at any time before the annuity date.

Death benefit proceeds are taxable. (See "Federal Income Taxes -- Taxation of Death Benefit Proceeds".)

     DEATH BENEFIT OPTIONS

Your Contract provides a guaranteed minimum death benefit equal to the greater of: premiums paid into the Contract less "adjusted" withdrawals from the Contract, or the contract value. Without increasing your asset-based insurance charge, you also choose one of three additional guaranteed minimum death benefits: Maximum Anniversary Value, Premiums Compounded at 5%, or Estate Enhancer. For an additional annual charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters, you may elect to enhance your death benefit by combining the Estate Enhancer option with either the Maximum Anniversary Value or Premiums Compounded at 5% (the "enhanced death benefit").

     CALCULATION OF DEATH BENEFIT -- MAXIMUM ANNIVERSARY VALUE OPTION

The death benefit is the greatest of:

     (i) the premiums paid into the Contract less "adjusted" withdrawals from the Contract;

     (ii)  the contract value; or

     (iii) the Maximum Anniversary Value.

For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by the greater of (a) or (b) / (c) where:

a = premiums paid into the Contract less previous "adjusted" withdrawals;

b = the Maximum Anniversary Value; and

c = the contract value.

Values for (a), (b), and (c) are calculated immediately prior to the withdrawal.

The Maximum Anniversary Value is equal to the greatest anniversary value for the Contract. An anniversary value is equal to the contract value on a contract anniversary increased by premium payments and decreased by "adjusted" withdrawals since that anniversary. "Adjusted" withdrawals are calculated according to the formula that appears immediately above this section.

To determine the Maximum Anniversary Value, we will calculate an anniversary value for each contract anniversary through the earlier of your attained age 80 or the anniversary on or prior to your date of death. If the contract has co-owners, we will calculate the anniversary value through the earlier of the older owner's attained age 80 or the anniversary on or prior to any owner's date of death if a death benefit is payable. If an owner is a non-natural person, then the annuitant's age, rather than the owner's, will be used.

We will calculate the Maximum Anniversary Value based on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. Subsequent changes in owner will not increase the period of time used to determine the Maximum Anniversary Value. If a new owner has not reached attained age 80 and is older than the owner whose age is being used to determine the Maximum Anniversary Value at the time of the ownership change, the period of time used in the calculation of the Maximum Anniversary Value will be based on the age of the new owner at the time of the ownership change. If at the time of an ownership change the new owner is attained age 80 or over, we will use the Maximum Anniversary Value as of the anniversary on or prior to the ownership change, increased by premium payments and decreased by "adjusted" withdrawals since that anniversary.

For an example of the calculation of the Maximum Anniversary Value death benefit, see Appendix A.

     CALCULATION OF DEATH BENEFIT -- PREMIUMS COMPOUNDED AT 5% OPTION

If you choose the Premiums Compounded at 5% guaranteed minimum death benefit option the death benefit is the greater of:

     (i) the Contract Value; or

     (ii)Premiums Compounded at 5%.

Premiums Compounded at 5% equals

     (a)premiums paid into the Separate Account with interest on them from the date received at an interest rate compounded daily to yield 5% annually, less

     (b)"adjusted" withdrawals from the Separate Account with interest on them from the date of withdrawal at an interest rate compounded daily to yield 5% annually.

Each "adjusted" withdrawal equals the amount withdrawn multiplied by an adjustment factor. To determine the adjustment factor, we add the total of all withdrawals taken during the Contract Year, including any withdrawal request currently being processed.

If the total of all withdrawals since the previous Contract Anniversary is less than or equal to 5% times Premiums Compounded at 5% as of the previous Contract Anniversary, the adjustment factor is equal to 1.0 divided by 1.05, and then raised to a fraction. The fraction is equal to the number of days remaining in the Contract Year, excluding leap days, divided by 365.

If the total of all withdrawals since the previous Contract Anniversary is greater than 5% times Premiums Compounded at 5% as of the previous Contract Anniversary, the adjustment factor is equal to Premiums Compounded at 5% divided by the Contract Value, where both values are determined immediately prior to the withdrawal.

In order to compound interest at 5%, the interest will accrue until the earliest of:

     (1)the last day of the Contract Year in which the Owner (or older Owner, if there are Co-Owners) attains age 80, or

     (2)the last day of the 20(th) Contract Year, or

     (3)the time of an ownership change where the new Owner is attained age 80 or older, or

     (4)the date of the Owner's death.

No interest accrues thereafter. Premiums Compounded at 5% on the contract date is equal to the initial premium.

The period for which we will calculate the Premiums Compounded at 5% is based on your age (or the age of the older owner, if the Contract has co-owners, or if the owner is a non-natural person, the age of the older annuitant if there are co-annuitants) on the contract date. Subsequent changes of owner will not increase the period of time used to determine the "Premiums Compounded at 5%."

If a new Owner has not reached attained age 80 and is older than the owner whose age is being used to determine the Premiums Compounded at 5% at the time of the ownership change, the period of time used in the calculation of the Premiums Compounded at 5% will be based on the attained age of the new owner at the time of the ownership change. If at the time of an ownership change the new owner is attained age

80 or over, we will use the Premiums Compounded at 5% as of the contract anniversary on or prior to the ownership change, increased by premium payments and decreased by "adjusted" withdrawals.

For an example of the calculation of the Premiums Compounded at 5% death benefit, see Appendix B.

     CALCULATION OF DEATH BENEFIT -- ESTATE ENHANCER OPTION

If you choose the Estate Enhancer guaranteed minimum death benefit option, you will receive death benefit coverage in addition to the greater of:

     (i) the premiums paid into the Contract less "adjusted" withdrawals from the Contract; or

     (ii)the contract value.

For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by (a) divided by (b), but not less than 1.0, where:
a =premiums compounded at 5%; and

b = the contract value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

Under this option, additional coverage, if any, is determined on the date we calculate the amount of the death benefit payable above. If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 69 or under on the contract date, your additional benefit is equal to:

     (i) 45% of the Net Premiums, or

     (ii)45% of the Contract Value less the Net Premiums, but not less than 0. For this formula, the Net Premiums is equal to premiums paid into the Contract less "adjusted withdrawals." Each "adjusted withdrawal" is equal to the portion of the withdrawal which is considered "premium." In (i), the Net Premiums is reduced by any premiums paid within one year prior to any Owner's date of death and between the date of death and notification of death.

If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 70 or over on the contract date, your additional benefit is equal to:

     (i) 30% of the New Premiums, or

     (ii)30% of the Contract Value less the Net Premiums, but not less than 0.

For this formula, the Net Premiums is equal to premiums paid into the Contract less "adjusted withdrawals." Each "adjusted withdrawal" is equal to the portion of the withdrawal which is considered "premium." In (i), the Net Premiums is reduced by any premiums paid within one year prior to any Owner's date of death and between the date of death and notification of death.

The Estate Enhancer benefit provides coverage in addition to that provided by your death benefit. The Estate Enhancer benefit is designed to help offset expenses, including income taxes, attributable to payment of the death benefit. The Estate Enhancer benefit, like the death benefit payable under the Contract, is subject to federal income taxes. You cannot elect the Estate Enhancer benefit if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 76 or older on the contract date. Estate Enhancer is not available in the state of Washington. Estate

Enhancer availability is subject to our approval if "Estate Enhancer premiums" on all contracts issued by us with the same owner(s) exceed $2,200,000. "Estate Enhancer premiums" means initial premium plus subsequent premium payments if the effective date is the Contract Date, and contract value on the effective date plus subsequent premium payments if the effective date is other than the Contract Date. The Estate Enhancer benefit terminates if you annuitize or surrender the Contract, or if the Contract otherwise terminates. THE AMOUNT OF ESTATE ENHANCER BENEFIT DEPENDS UPON THE AMOUNT OF GAIN IN YOUR CONTRACT. BECAUSE WITHDRAWALS AND POOR INVESTMENT PERFORMANCE OF THE FUNDS WILL REDUCE THE AMOUNT OF GAIN IN YOUR CONTRACT, THEY WILL REDUCE THE VALUE OF THE ESTATE ENHANCER BENEFIT. IT IS POSSIBLE THAT THE ESTATE ENHANCER BENEFIT MAY NOT HAVE ANY VALUE.

The percentage used to determine the benefit depends on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. If you are age 69 or under on the contract date, your benefit is equal to 45% of the Estate Enhancer gain, but in no event will it exceed 45% of net premiums (excluding any premiums paid within one year prior to the death of any owner, or the annuitant, if the owner is a non-natural person, and any premiums paid between the date of death and the date we receive notification of death). Estate Enhancer gain is the contract value on the date we calculate the death benefit minus net premiums paid into the Contract. Net premiums equal the premiums paid into the Contract less the portion of each withdrawal considered to be premium. Withdrawals reduce Estate Enhancer gain first and only withdrawals in excess of Estate Enhancer gain reduce net premiums. If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 70 or over on the contract date, the percentages are reduced from 45% to 30% in the calculation above.

If a surviving spouse continues the Contract, the contract value will be increased to the amount that would have been paid as a death benefit, including any Estate Enhancer benefit. If the surviving spouse is younger than attained age 75 on the date he or she elects to continue the Contract, the Estate Enhancer benefit will also be continued. We will use the date the surviving spouse elects to continue the Contract as the effective date, and the percentages used in the calculations above will be based on the surviving spouse's attained age on the effective date. Estate Enhancer gain and net premiums are calculated from the new effective date and the contract value on the effective date is considered a premium for purpose of these calculations. If the surviving spouse is attained age 75 or older on the date he or she elects to continue the Contract, the Estate Enhancer benefit will terminate.

You may change the owner of the Contract to your spouse without terminating the Estate Enhancer benefit provided that your spouse is younger than attained age 75 on the effective date. After such a change in owner, the amount of the Estate Enhancer Benefit will be based on the attained age of your spouse, if older. We reserve the right to terminate the Estate Enhancer benefit if there is any other change of owner. If we do not terminate the Estate Enhancer benefit for a non-spousal ownership change, the continuation of the benefit will be subject to the parameters described in the preceding paragraph.

For an example of the calculation of the Estate Enhancer benefit, see Appendix
C.

     CALCULATION OF ENHANCED DEATH BENEFIT

If you combine the Estate Enhancer with either Maximum Anniversary Value or Premiums Compounded at 5% you will receive death benefit coverage in addition to the death benefit received under either option. If you do select the enhanced death benefit, you will pay an additional annual charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters.

If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 69 or under on the contract date, your additional benefit is equal to:

     (i) 45% of the Net Premiums, or

     (ii)45% of the Contract Value less the Net Premiums, but not less than 0.

If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 70 or over on the contract date, your additional benefit is equal to:

     (i) 30% of the Net Premiums, or

     (ii)30% of the Contract Value less the Net Premiums, but not less than 0.

For examples of the calculation of the enhanced death benefit, see Appendices D and E.

     SPOUSAL CONTINUATION

If your beneficiary is your surviving spouse, your spouse may elect to continue the Contract if you die before the annuity date. Your spouse becomes the contract owner and the beneficiary until your spouse names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the contract value as of the date we determine the death benefit, we will increase the contract value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. Your interest in each subaccount will be increased by the ratio of your contract value in each subaccount to your contract value.

ANNUITY PAYMENTS

We'll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. When you first buy the Contract, the annuity date for non-qualified Contracts is the first day of the month following the annuitant's 95th birthday. The annuity date for IRA or tax sheltered annuity Contracts is when the owner/annuitant reaches age 70 1/2. However, you may specify an earlier annuity date but not before the first Contract Anniversary. You may change the annuity date at any time before the annuity date.

Contract owners may select from a variety of fixed annuity payment options, as outlined below in "Annuity Options." If you don't choose an annuity option, we'll use the Life Annuity with Payments Guaranteed for 10 Years annuity option when the contract owner reaches age 95 (age 70 1/2 for an IRA Contract or tax-sheltered annuity). You may change the annuity option before the annuity date. We reserve the right to limit annuity options available to IRA contract owners to comply with the Internal Revenue Code or regulations under it.

We determine the dollar amount of annuity payments by applying your contract value on the annuity date to our then current annuity purchase rates less any applicable premium tax. Purchase rates show the amount of periodic payment that a $1000 value buys. These rates are based on the annuitant's age and sex (where permitted) at the time payments begin, and will assume interest of not less than 3% per year. The rates will never be less than those shown in the Contract.

If the age and/or sex of the annuitant was misstated to us, resulting in an incorrect calculation of annuity payments, we will adjust future annuity payments to reflect the correct age and/or sex. We will deduct any amount we overpaid as the result of a misstatement from future payments with 6% annual interest charges. Likewise, if we underpaid any amount as the result of a misstatement, we correct it with the next payment made with 6% annual interest credited.

If the contract value on the annuity date after the deduction of any applicable premium taxes is less than $5,000, we may cash out your Contract in a lump sum. If any annuity payment would be less than $50 (or a different minimum amount, if required by state law), we may change the frequency of payments so that all payments will be at least $50 (or the minimum amount required by state law). Unless you tell us differently, we'll make annuity payments directly to your Merrill Lynch brokerage account.

ANNUITY OPTIONS

We currently provide the following fixed annuity payment options. After the annuity date, your contract value does not vary with the performance of the Account. We may in the future offer more options. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. If you or the annuitant dies while guaranteed payments remain unpaid, several options provide the ability to take the present value of future guaranteed payments in a lump sum.

                    HOW WE DETERMINE PRESENT VALUE OF FUTURE
                          GUARANTEED ANNUITY PAYMENTS

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

     PAYMENTS OF A FIXED AMOUNT

We will make equal payments in an amount you choose until the sum of all payments equals the contract value applied, increased for interest credited of at least 3%. The amount you choose must provide at least five years of payments. These payments don't depend on the annuitant's life. If the annuitant dies before the guaranteed amount has been paid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     PAYMENTS FOR A FIXED PERIOD

We will make equal payments for a period you select of at least five years. These payments don't depend on the annuitant's life. If the annuitant dies before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     *LIFE ANNUITY

We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant's death.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 10, 15, OR 20 YEARS

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant dies before the guaranteed period ends, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     LIFE ANNUITY WITH GUARANTEED RETURN OF CONTRACT VALUE

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the contract value applied. If the annuitant dies while guaranteed amounts remain unpaid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed amount in a lump sum.

     *JOINT AND SURVIVOR LIFE ANNUITY

We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

     JOINT AND SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 10, 15, OR 20 YEARS

We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant and the designated second person die before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     INDIVIDUAL RETIREMENT ACCOUNT ANNUITY

This annuity option is available only to IRA contract owners. Payments will be made annually based on (a) the life expectancy of the annuitant; (b) the joint life expectancy of the annuitant and his or her spouse; or (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Each annual payment will be determined in accordance with the applicable Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at our current rate for this option, but will not be less than 3%. On the death of the measuring life or lives prior to full distribution of the remaining value, we will pay that value to the beneficiary in a lump sum.

GENDER-BASED ANNUITY PURCHASE RATES

Generally, the Contract provides for gender-based annuity purchase rates when life annuity options are chosen. However, in states that have adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

Employers and employee organizations considering purchase of the Contract should consult with their legal advisor to determine whether purchasing a Contract containing gender-based annuity purchase rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such contract owners Contracts containing unisex annuity purchase rates.

                              FEDERAL INCOME TAXES

FEDERAL INCOME TAXES

The following summary discussion is based on our understanding of current federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This

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* These options are "pure" life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. If your annuity is independent of any formal retirement or pension plan, it is termed a nonqualified contract. If you invest in a variable annuity as part of an individual retirement annuity or tax sheltered annuity, your contract is called a qualified contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

TAX STATUS OF THE CONTRACT

     DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The Account, through the subaccounts, intends to comply with the diversification requirements of the regulations under Section 817(h). This will affect how we make investments.

     OWNER CONTROL

In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their Contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features such as the flexibility of an owner to allocate premium payments and transfer contract accumulation values, have not been explicitly addressed in IRS published rulings. While we believe that the Contracts do not give owners investment control over Account assets, we reserve the right to modify the Contracts as necessary to prevent an owner from being treated as the owner of the Account assets supporting the Contract.

     REQUIRED DISTRIBUTIONS

To qualify as an annuity contract under Section 72(s) of the IRC, a non-qualified annuity contract must provide that: (a) if any owner dies on or after the annuity starting date but before all amounts under the Contract have been distributed, the remaining amounts will be distributed at least as quickly as under the method being used when the owner died; and (b) if any owner dies before the annuity starting date, all amounts under the Contract will be distributed within five years of the date of death. So long as the distributions begin within a year of the owner's death, the IRS will consider these requirements satisfied for any part of the owner's interest payable to or for the benefit of a "designated beneficiary" and distributed over the beneficiary's life or over a period that cannot exceed the beneficiary's life expectancy. A designated beneficiary is the person the owner names as beneficiary and who assumes ownership when the owner dies. A designated beneficiary must be a natural person. If the deceased owner's spouse is the designated beneficiary, he or she can continue the Contract when such contract owner dies.

The Contract is designed to comply with Section 72(s). We will review the Contract and amend it if necessary to make sure that it continues to comply with the section's requirements.

Other rules regarding required distributions apply to Individual Retirement Annuities and tax sheltered annuities.

TAXATION OF ANNUITIES

     IN GENERAL

IRC Section 72 governs annuity taxation generally. We believe an owner who is a natural person usually won't be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the accumulation or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the accumulation usually will be considered a distribution. Distributions of accumulated investment earnings are taxable as ordinary income.

The owner of any annuity contract who is not a natural person (e.g., a corporation or a trust) generally must include in income any increase in the excess of the accumulation over the "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss them with a competent tax advisor.

The following discussion applies generally to Contracts owned by a natural person:

     WITHDRAWALS AND SURRENDERS

When you take a withdrawal from a Contract, the amount received generally will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value immediately before the distribution over the investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Other rules apply to Individual Retirement Annuities.

If you withdraw your entire contract value, you will be taxed only on the part that exceeds your "investment in the contract."

     ANNUITY PAYMENTS

Although tax consequences may vary depending on the annuity option selected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be paid from a Contract because an owner or annuitant (if an owner is not a natural person) has died. If the payments are made in a single sum, they're taxed the same way a full withdrawal from the Contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments.

PENALTY TAX ON SOME WITHDRAWALS

You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

     (1) on or after you reach age 59 1/2;

     (2) after you die (or after the annuitant dies, if an owner isn't an individual);

     (3) after you become disabled; or

     (4) that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint lives (or life expectancies) of you and your beneficiary.

Other exceptions may be applicable under certain circumstances and special rules may apply in connection with the exceptions listed above. Also, additional exceptions apply to distributions from an Individual

Retirement Annuity or tax sheltered annuity. You should consult a tax adviser with regard to exceptions from the penalty tax.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

Transferring or assigning ownership of the Contract, designating a payee or beneficiary who is not also the owner, or exchanging a Contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, except for certain distributions from tax sheltered annuities, recipients can usually choose not to have tax withheld from distributions.

MULTIPLE CONTRACTS

All non-qualified deferred annuity Contracts that we (or our affiliates) issue to the same owner during any calendar year are generally treated as one annuity Contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs. This could affect when income is taxable and how much is subject to the ten percent penalty tax discussed above.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

POSSIBLE CHARGE FOR OUR TAXES

Currently we don't charge the Account for any federal, state, or local taxes on them or the Contracts (other than premium taxes), but we reserve the right to charge the Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

INDIVIDUAL RETIREMENT ANNUITIES

     TRADITIONAL IRAS

Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." This Contract is available for purchase either as an IRA or through an established IRA custodial account with MLPF&S. An individual may make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income to an IRA. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your adoption agreement or consult a tax advisor for more information about these distribution rules. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

     ROTH IRAS

A Contract is available for purchase by an individual who has separately established a Roth IRA custodial account with MLPF&S. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. An individual may make annual contributions to a Roth IRA of up to the lesser of $2,000 or 100% of adjusted gross income. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

     OTHER TAX ISSUES FOR IRAS AND ROTH IRAS

Total annual contributions to all of an individual's IRAs and Roth IRAs may not exceed $2,000 or 100% of the individual's adjusted gross income. Distributions from an IRA or Roth IRA generally are subject to withholding for the participant's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not have tax withheld from distributions.

The IRS has not reviewed the Contract for qualification as an IRA or Roth IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit provision in the Contract comports with IRA and Roth IRA qualification requirements.

TAX SHELTERED ANNUITIES

Section 403(b) of the IRC allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, are accepted as premium payments, as permitted by law, under a Contract. Other premium payments, including premium payments subject to IRC
Section 402(g), will not be accepted. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. Distributions from a tax sheltered annuity are generally subject to a mandatory 20% federal income tax withholding. The Contract includes an enhanced death benefit provision that could be characterized as an incidental benefit, the amount of which is limited in a tax sheltered annuity. Because the death benefit may exceed this limitation, individuals using the Contract in connection with such plans should consult their tax advisors.

                               OTHER INFORMATION

NOTICES AND ELECTIONS

You must send any changes, notices, and/or choices for your Contract to our Service Center. These requests must be in writing and signed unless you have submitted a telephone authorization form. If you have submitted an authorization form, you may make the following choices via telephone:

  1. Transfers

  2. Premium allocation

  3. Withdrawals, other than full surrenders

  4. Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is proper. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is proper.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your Financial Advisor's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

VOTING RIGHTS

We own all Fund shares held in the Account. As the owner, we have the right to vote on any matter put to vote at any Funds' shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

  (1) the election of a Fund's Board of Directors;

  (2) ratification of a Fund's independent accountant;

  (3) approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

  (4) any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

  (5) any other matter requiring a vote of the Fund's shareholders.

REPORTS TO CONTRACT OWNERS

At least once each contract year before the annuity date, we will send you information about your Contract. It will outline all your Contract transactions during the year, your Contract's current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the contract value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

SELLING THE CONTRACT

MLPF&S is the principal underwriter of the Contract. Its principal business address is World Financial Center, 250 Vesey Street, New York, New York 10281. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. MLPF&S is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.

Registered representatives (Financial Advisors) of MLPF&S sell the Contract. These Financial Advisors are registered with the NASD, licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. Through a distribution agreement we have with MLPF&S and companion sales agreements we have with the Merrill Lynch Life Agencies, Merrill Lynch Life Agencies and/or MLPF&S compensate the Financial Advisors. The
maximum commission paid to a Financial Advisor is      % of each premium. In
addition, on the annuity date, the Financial Advisor will receive compensation
of up to      % of contract value. Financial Advisors may also be paid
additional annual compensation of up to      % of contract value. Reduced
compensation may be paid on Contracts purchased by our employees or their spouses or dependents.

The maximum commission we will pay to the applicable insurance agency to be used
to pay commissions to Financial Advisors is      % of each premium and up to
     % of contract value. In addition, the maximum commission we will pay to the
applicable insurance agency on the annuity date is      % of contract value.

MLPF&S may arrange for sales of the Contract by other broker-dealers. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S Financial Advisors; however, commissions paid to registered representatives of these broker-dealers will not exceed those described above. Selling firms may retain a portion of commissions. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for a portion of expenses relating to sales of the Contract. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

Registered representatives of MLPF&S are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that MLPF&S offers, such as conferences, trips and awards. Other payments may be made for services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production or promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the contract owners or the Variable Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we're licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

LEGAL PROCEEDINGS

There are no legal proceedings involving the Account. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, are not material to our total assets.

EXPERTS

Deloitte & Touche LLP, independent auditors, have audited our financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000. We include these financial statements in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing. Their principal business address is Two World Financial Center, New York, New York 10281-1420.

LEGAL MATTERS

Our organization, our authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENTS

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The contents of the Statement of Additional Information for the Contract include the following:

OTHER INFORMATION
  Principal Underwriter
  Financial Statements
  Administrative Services Arrangements

CALCULATION OF YIELDS AND TOTAL RETURNS

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE COMPANY

STATEMENT OF ADDITIONAL INFORMATION
          , 2001

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT C

         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                    HOME OFFICE: LITTLE ROCK, ARKANSAS 72201
                         SERVICE CENTER: P.O. BOX 44222
                        JACKSONVILLE, FLORIDA 32231-4222
                           4804 DEER LAKE DRIVE EAST
                          JACKSONVILLE, FLORIDA 32246
                             PHONE: (800) 535-5549

                                OFFERED THROUGH

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

This individual deferred variable annuity contract (the "Contract") is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") both on a nonqualified basis, and as an Individual Retirement Annuity ("IRA") that is given qualified tax status. The Contract may also be purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.

This Statement of Additional Information is not a Prospectus and should be read
together with the Contract's Prospectus dated           , 2001, which is
available on request and without charge by writing to or calling Merrill Lynch Life at the Service Center address or phone number set forth above.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
OTHER INFORMATION...........................................    3
Principal Underwriter.......................................    3
Financial Statements........................................    3
Administrative Services Arrangements........................    3

CALCULATION OF YIELDS AND TOTAL RETURNS.....................    3
Money Market Yields.........................................    3
Other Subaccount Yields.....................................    4
Total Returns...............................................    5

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE
  COMPANY...................................................  G-1

                               OTHER INFORMATION

PRINCIPAL UNDERWRITER

Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Merrill Lynch Life, performs all sales and distribution functions regarding the Contracts and may be deemed the principal underwriter of Merrill Lynch Life Variable Annuity Separate Account C (the "Account") under the Investment Company Act of 1940. The offering is continuous. Merrill Lynch, Pierce, Fenner & Smith has not received any payments or commissions in connection with the sale of the Contracts in the past three years.

FINANCIAL STATEMENTS

The financial statements of Merrill Lynch Life included in this Statement of Additional Information should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of Merrill Lynch Life to meet any obligations it may have under the Contract.

ADMINISTRATIVE SERVICES ARRANGEMENTS

Merrill Lynch Life has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. ("MLIG") pursuant to which Merrill Lynch Life can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, Merrill Lynch Life has arranged for MLIG to provide administrative services for the Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. ("MLIG Services"), to provide these services. Compensation for these services, which will be paid by Merrill Lynch Life, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services' actual costs. For the years ended December 31, 2000, 1999, and 1998, Merrill Lynch Life paid administrative services fees of $47.7 million, $43.4 million, and $43.2 million, respectively.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET YIELD

From time to time, Merrill Lynch Life may quote in advertisements and sales literature the current annualized yield for the Domestic Money Market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. The current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the asset-based insurance charge; and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average per unit contract fee to be 0.00%. Current yield will be calculated according to the following formula:

                   Current Yield = ((NCF - ES)/UV) X (365/7)

Where:

NCF   =   the net change in the value of the Fund (exclusive of
          realized gains and losses on the sale of securities and
          unrealized appreciation and depreciation) for the 7-day
          period attributable to a hypothetical account having a
          balance of 1 unit.

ES    =   per unit expenses for the hypothetical account for the 7-day period.

UV    =   the unit value on the first day of the 7-day period.

Merrill Lynch Life also may quote the effective yield of the Domestic Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:
                                                      (365/7)
               Effective Yield = (1 + ((NCF - ES)/UV))        - 1

Where:

NCF   =   the net change in the value of the Fund (exclusive of
          realized gains and losses on the sale of securities and
          unrealized appreciation and depreciation) for the 7-day
          period attributable to a hypothetical account having a
          balance of 1 unit.

ES    =   per unit expenses of the hypothetical account for the 7-day period.

UV    =   the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Domestic Money Market Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the Domestic Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund and the Fund's operating expenses. Yields on amounts held in the Domestic Money Market Subaccount may also be presented for periods other than a 7-day period.

OTHER SUBACCOUNT YIELDS

From time to time, Merrill Lynch Life may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the Domestic Money Market Subaccount) for a Contract for a 30-day or one-month period. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. The yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the asset-based insurance charge and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.00%. The 30-day or one-month yield is calculated according to the following formula:

                                                       (6)
                Yield = 2 X ((((NI - ES)/(U X UV)) + 1)    - 1)

Where:

NI    =   net investment income of the Fund for the 30-day or
          one-month period attributable to the subaccount's units.

ES    =   expenses of the subaccount for the 30-day or one-month
          period.

U     =   the average number of units outstanding.

UV    =   the unit value at the close of the last day in the 30-day or one-month

Currently, Merrill Lynch Life may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yield on the amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

TOTAL RETURNS

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time. Average annual total returns will be provided for a subaccount for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. The Contract does not impose any surrender charge.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation. The Funds commenced operations as indicated below:

                          FUND                             COMMENCED OPERATIONS
                          ----                             --------------------
ML Basic Value Focus Fund                                  July 1, 1993
ML Domestic Money Market Fund                              February 21, 1992
ML Fundamental Growth Focus Fund                           March 28, 2000
ML Government Bond Fund                                    May 16, 1994
ML Index 500 Fund                                          December 13, 1996
Mercury HW International Value VIP Portfolio               June 10, 1998

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end.

Average annual total returns are calculated using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the asset-based insurance charge and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation (although the Contract does not impose a surrender charge). For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.00%. The average annual total return is then calculated according to the following formula:

                                         (1/N)
                            TR = ((ERV/P)     ) -- 1

Where:

TR    =   the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and
          contract fee).

ERV   =   the ending redeemable value at the end of the period of the hypothetical account with an initial payment of $1,000.

P     =   a hypothetical initial payment of $1,000.

N     =   the number of years in the period.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns for other periods.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the "DCA subaccount") at the beginning of that period and monthly transfers of a portion of the contract value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the contract value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)                                                    Financial Statements
      (1) Financial Statements of Merrill Lynch Life Insurance Company for the three years ended December 31, 2000 and the Notes relating thereto appear in the Statement of Additional
                Information.
(b)  Exhibits
      (1)      Resolution of the Board of Directors of Merrill Lynch Life
                Insurance Company establishing the Merrill Lynch Life
                Variable Annuity Separate Account C.
      (2)      Not Applicable.
      (3) (a)  Underwriting Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch, Pierce, Fenner & Smith
                Incorporated. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
          (b)  Amended Underwriting Agreement. (To be Filed by Amendment.)
      (4) (a)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity.
          (b)  Individual Retirement Annuity Endorsement. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Registration Statement on Form N-4,
                Registration No. 333-90243 filed November 3, 1999.)
          (c)  Tax-Sheltered Annuity Endorsement.
          (d)  Estate Enhancer Death Benefit Enhancement Rider.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No. 2 to Form N-4, Registration No. 333-90243 Filed July 24,
                2001.)
          (e) Death Benefit Endorsement ML056. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4, Registration No.
                333-63904 Filed June 26, 2001.)
          (f)  Death Benefit Endorsement ML067.
          (g)  Qualified Plan Endorsement.
      (5)      Form of Application for the Flexible Premium Individual
                Deferred Variable Annuity.
      (6) (a) Articles of Amendment, Restatement and Redomestication of the Articles of Incorporation of Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to Merrill
                Lynch Life Variable Annuity Separate Account A's
                Post-Effective Amendment No. 10 to Form N-4, Registration
                No. 33-43773 Filed December 10, 1996.)
          (b)  Amended and Restated By-Laws of Merrill Lynch Life Insurance
                Company. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
      (7)      Not Applicable.
      (8) (a) Amended General Agency Agreement. (Incorporated by Reference to Merrill Lynch Life Variable Annuity Separate Account A's
                Post-Effective Amendment No. 5 to Form N-4, Registration
                No. 33-43773 Filed April 28, 1994.)
          (b)  Indemnity Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch Life Agency, Inc. (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                Separate Account A's Post-Effective Amendment No. 10 to
                Form N-4, Registration No. 33-43773 Filed December 10,
                1996.)
          (c)  Management Agreement Between Merrill Lynch Life Insurance
                Company and Merrill Lynch Asset Management, Inc.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No.
                10 to Form N-4, Registration No. 33-43773 Filed December
                10, 1996.)

          (d)  Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Variable Series Funds, Inc. Relating to
                Maintaining Constant Net Asset Value for the Domestic Money
                Market Fund. (Incorporated by Reference to Merrill Lynch
                Life Variable Annuity Separate Account A's Post-Effective
                Amendment No. 10 to Form N-4, Registration No. 33-43773
                Filed December 10, 1996.)
          (e)  Agreement Between Merrill Lynch Life Insurance Company and
                Merrill Lynch Variable Series Funds, Inc. Relating to
                Valuation and Purchase Procedures. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Post Effective Amendment No. 10 to Form N-4,
                Registration No. 33-43773 Filed December 10, 1996.)
          (f)  Amended Service Agreement Between Merrill Lynch Life
                Insurance Company and Merrill Lynch Insurance Group, Inc.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No. 5 to Form N-4, Registration No. 33-43773 Filed April 28,
                1994.)
          (g)  Reimbursement Agreement Between Merrill Lynch Asset
                Management, L.P. and Merrill Lynch Life Agency, Inc.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No.
                10 to Form N-4, Registration No. 33-43773 Filed December
                10, 1996.)
          (h)  Amendment to the Reimbursement Agreement Between Merrill
                Lynch Asset Management, L.P. and Merrill Lynch Life Agency,
                Inc. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-90243 Filed
                November 3, 1999.)
          (i)  Form of Participation Agreement Between Merrill Lynch
                Variable Series Funds, Inc. and Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to
                Registrant's Post-Effective Amendment No. 10 to Form N-4,
                Registration No. 33-43773 Filed December 10, 1996.)
          (j)  Amendment to the Participation Agreement Between Merrill
                Lynch Variable Series Funds, Inc. and Merrill Lynch Life
                Insurance Company. (Incorporated by Reference to Merrill
                Lynch Life Variable Annuity Separate Account A's
                Registration Statement on Form N-4, Registration No.
                333-90243 Filed November 3, 1999.)
          (k)  Amendment to General Agency Agreement. (To be Filed by
                Amendment.)
          (l)  Form of Participation Agreement Among Merrill Lynch Life
                Insurance Company and Hotchkis and Wiley Variable Trust.
                (Incorporated by Reference to Merrill Lynch Life Variable
                Annuity Separate Account A's Post-Effective Amendment No.
                12 to Form N-4, Registration No. 33-43773 Filed May 1,
                1998.)
          (m)  Amendment to the Participation Agreement Among Merrill Lynch
                Life Insurance Company and Hotchkis and Wiley Variable
                Trust. (Incorporated by Reference to Merrill Lynch Life
                Variable Annuity Separate Account A's Registration
                Statement on Form N-4, Registration No. 333-90243 Filed
                November 3, 1999.)
      (9) Opinion of Barry G. Skolnick, Esq. and Consent to its use as to the legality of the securities being registered. (To be Filed by Amendment.)
     (10) (a)  Written Consent of Sutherland Asbill & Brennan LLP. (To be
                Filed by Amendment.)
          (b) Written Consent of Deloitte & Touche LLP, independent auditors. (To be Filed by Amendment.)
          (c)  Written Consent of Barry G. Skolnick, Esq. (To be Filed by
                Amendment.)
     (11)      Not Applicable.
     (12)      Not Applicable.
     (13)      Schedule of Performance Computations. (To be Filed by
                Amendment.)
     (14) (a)  Power of Attorney from Barry G. Skolnick. (Incorporated by
                Reference to Merrill Lynch Life Variable Annuity Separate
                Account A's Post-Effective Amendment No. 4 to Form N-4,
                Registration No. 33-43773 Filed March 2, 1994.)
          (b)  Power of Attorney from Matthew J. Rider. (Incorporated by
                Reference to Merrill Lynch Variable Life Separate Account's
                Form S-6, Registration No. 333-47844 Filed October 12,
                2000.)

                      (c)        Power of Attorney from Nikos K. Kardassis. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Pre-Effective Amendment No. 1 to Form N-4, Registration No.
                                  333-63904 Filed September 7, 2001.)
                      (d)        Power of Attorney from H. McIntyre Gardner. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Registration Statement on Form N-4, Registration No.
                                  333-63904 Filed June 26, 2001.)
                      (e)        Power of Attorney from Christopher J. Grady. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Registration Statement on Form N-4, Registration No.
                                  333-63904 Filed June 26, 2001.)
                      (f)        Power of Attorney from Michael P. Cogswell. (Incorporated by Reference to Merrill Lynch Life
                                  Variable Annuity Separate Account A's Pre-Effective Amendment No. 1 to Form N-4, Registration No.
                                  333-63904 Filed September 7, 2001.)

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR*

             NAME                PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
             ----                --------------------------  ---------------------------------------
H. McIntyre Gardner............  7 Roszel Road               Director and Chairman of the Board.
                                 Princeton, NJ 08540
Christopher J. Grady...........  7 Roszel Road               Director and Senior Vice President.
                                 Princeton, NJ 08540
Nikos K. Kardassis.............  7 Roszel Road               Director, President and Chief Executive
                                 Princeton, NJ 08540         Officer.
Matthew J. Rider...............  7 Roszel Road               Director, Senior Vice President,
                                 Princeton, NJ 08540         Chief Financial Officer and Treasurer
Barry G. Skolnick..............  7 Roszel Road               Director, Senior Vice President and
                                                             General
                                 Princeton, NJ 08540         Counsel.
Michael P. Cogswell............  7 Roszel Road               Director and Senior Vice President.
                                 Princeton, NJ 08540
Deborah J. Adler...............  7 Roszel Road               Vice President and Chief Actuary.
                                 Princeton, NJ 08540
Tracy Bartoy...................  4804 Deer Lake Drive East   Vice President and Assistant
                                 Jacksonville, FL 32246      Secretary.
Toni DeChiara..................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Edward W. Diffin, Jr...........  7 Roszel Road               Vice President and Senior Counsel.
                                 Princeton, NJ 08540
Amy L. Ferrero.................  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246
Michael W. Fulks...............  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246      Vice President.
                                 1414 Main Street
                                 Springfield, MA 01102
Thomas Funk....................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Frances Grabish................  7 Roszel Road               Vice President and Senior Counsel.
                                 Princeton, NJ 08540
Diana Joyner...................  4804 Deer Lake Drive East   Senior Vice President, Administration.
                                 Jacksonville, FL 32246
Joseph Justice.................  7 Roszel Road               Vice President and Controller.
                                 Princeton, NJ 08540
Eric Lin.......................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540

             NAME                PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
             ----                --------------------------  ---------------------------------------
Jeanne K. Markey...............  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Robin Maston...................  7 Roszel Road               Vice President and Senior
                                 Princeton, NJ 08540         Compliance Officer.
Jane Michael...................  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246
Kelly A. O'Dea.................  7 Roszel Road               Vice President and Senior
                                 Princeton, NJ 08540         Compliance Officer.
Shelley K. Parker..............  4804 Deer Lake Drive East   Vice President and Assistant
                                 Jacksonville, FL 32246      Secretary.
Terry L. Rapp..................  7 Roszel Road               Vice President, Assistant Secretary
                                 Princeton, NJ 08540         and Senior Compliance Officer.
Julia Raven....................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Lori M. Salvo..................  7 Roszel Road               Vice President, Senior Counsel and
                                 Princeton, NJ 08540         Secretary.
John A. Shea...................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Linda Skibik...................  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Amy S. Winston.................  7 Roszel Road               Vice President and Director of
                                 Princeton, NJ 08540         Compliance.
Kelley Woods...................  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246
Denis G. Wuestman..............  7 Roszel Road               Vice President.
                                 Princeton, NJ 08540

---------------
* Each director is elected to serve until the next annual shareholder meeting or until his or her successor is elected and shall have qualified.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     ML Life Insurance Company of New York is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.

     A list of subsidiaries of Merrill Lynch & Co., Inc. ("ML & Co.") appears below.

                         SUBSIDIARIES OF THE REGISTRANT

     The following are subsidiaries of ML & Co. as of February 27, 2001 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case ML & Co. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1.02(w) of the Regulation S-X under the Securities Exchange Act of 1934.

                                                                          STATE OR
                          NAME                                     JURISDICTION OF ENTITY
                          ----                                     ----------------------
Merrill Lynch & Co., Inc. ..............................        Delaware
  Merrill Lynch, Pierce, Fenner & Smith                         Delaware
     Incorporated(1)....................................
     Broadcort Capital Corp. ...........................        Delaware
     Merrill Lynch Life Agency Inc.(2)..................        Washington
     Merrill Lynch Professional Clearing Corp.(3).......        Delaware
  Merrill Lynch Bank & Trust Co ........................        New Jersey
  Merrill Lynch Capital Services, Inc. .................        Delaware
  Merrill Lynch Government Securities, Inc. ............        Delaware
     Merrill Lynch Money Markets Inc. ..................        Delaware
  Merrill Lynch Group, Inc. ............................        Delaware
     Merrill Lynch Investment Managers Group                    England
       Limited(4).......................................
       Merrill Lynch Investment Managers Holdings               England
          Limited.......................................
     Merrill Lynch Investment Managers, L.P.(5).........        Delaware
     Merrill Lynch Capital Partners, Inc. ..............        Delaware
     Merrill Lynch Futures Inc. ........................        Delaware
     Merrill Lynch Insurance Group, Inc. ...............        Delaware
       Merrill Lynch Life Insurance Company.............        Arkansas
       ML Life Insurance Company of New York............        New York
     Merrill Lynch International Finance Corporation....        New York
       Merrill Lynch International Bank Limited.........        England
          Merrill Lynch Bank (Suisse) S.A. .............        Switzerland
     Merrill Lynch Group Holdings Limited...............        Ireland
       Merrill Lynch Capital Markets Bank Limited.......        Ireland
     Merrill Lynch Mortgage Capital Inc. ...............        Delaware
     Merrill Lynch Trust Company(6).....................        New Jersey
     Merrill Lynch Investment Partners Inc. ............        Delaware
     MLDP Holdings, Inc.(7).............................        Delaware
       Merrill Lynch Derivative Products AG.............        Switzerland
     ML IBK Positions, Inc. ............................        Delaware
       Merrill Lynch Capital Corporation................        Delaware
     ML Leasing Equipment Corp.(8)......................        Delaware
     Merrill Lynch Canada Holdings Company..............        Nova Scotia
       Merrill Lynch Canada Finance Company.............        Nova Scotia
       Merrill Lynch & Co., Canada Ltd. ................        Ontario
          Merrill Lynch Canada Inc. ....................        Utah
  Merrill Lynch Bank USA................................        Delaware
       Merrill Lynch Business Financial Services                Delaware
          Inc. .........................................
       Merrill Lynch Credit Corporation.................        Delaware
  Merrill Lynch International Incorporated. ............        Delaware
     Merrill Lynch (Australasia) Pty Limited............        New South Wales
     Merrill Lynch Finance (Australia) Pty Limited......        Australia

                                                                          STATE OR
                          NAME                                     JURISDICTION OF ENTITY
                          ----                                     ----------------------
       Merrill Lynch International (Australia)                  New South Wales
          Limited(9)....................................
     Merrill Lynch International Bank (Edge Act                 United States
       Corporation).....................................
     Merrill Lynch International Holdings Inc. .........        Delaware
       Merrill Lynch Bank and Trust Company                     Cayman Islands,
          (Cayman)Limited...............................        British West Indies
       Merrill Lynch Capital Markets AG.................        Switzerland
       Merrill Lynch Europe PLC.........................        England
          Merrill Lynch Holdings Limited................        England
               Merrill Lynch International(10)..........        England
          Merrill Lynch, Pierce, Fenner & Smith (Brokers
            & Dealers) Limited..........................        England
          Merrill Lynch Capital Markets Espana S.A.             Spain
            S.V.B. .....................................
          Merrill Lynch (Singapore) Pte. Ltd.(11).......        Singapore
       Merrill Lynch South Africa (Pty) Ltd.(12)........        South Africa
       Merrill Lynch Mexico, S.A. de C.V., Casa de              Mexico
          Bolsa.........................................
       Merrill Lynch S.A. Sociedad de Bolsa.............        Argentina
       Banco Merrill Lynch S.A. ........................        Brazil
       Merrill Lynch S.A. ..............................        Luxembourg
       Merrill Lynch Europe Ltd ........................        Cayman Islands,
                                                                  British West Indies
       Merrill Lynch France S.A ........................        France
          Merrill Lynch Finance S.A. ...................        France
          Merrill Lynch Capital Markets (France)                France
            S.A. .......................................
       Merrill Lynch (Asia Pacific) Limited.............        Hong Kong
          Merrill Lynch Far East Limited................        Hong Kong
     Merrill Lynch Japan Securities Co., Ltd ...........        Japan
  Herzog, Heine, Geduld, Inc. ..........................        New York

---------------
 (1)  MLPF&S also conducts business as "Merrill Lynch & Co."

 (2) Similarly named affiliates and subsidiaries that engage in the sale of life insurance and annuity products are incorporated in various other jurisdictions.

 (3) The preferred stock of the corporation is owned by an unaffiliated group of investors.

 (4)  Held through several intermediate holding companies.

 (5) Merrill Lynch Investment Managers, L.P. is a limited partnership whose general partner is Princeton Services, Inc. and whose limited partner is ML & Co.

 (6) Similarly named affiliates and subsidiaries that provide trust and custodial services are incorporated in various other jurisdictions.

 (7) Merrill Lynch Group, Inc. owns 100% of this corporation's outstanding common voting stock. 100% of the outstanding preferred voting stock is held by outside parties.

 (8) This corporation has more than 45 direct or indirect subsidiaries operating in the United States and serving as either general partners or associate general partners of limited partnerships.

 (9)  Held through an intermediate subsidiary.

(10)  Partially owned by another indirect subsidiary of ML & Co.

(11)  Held through intermediate subsidiaries.

(12)  Partially owned by another indirect subsidiary of ML & Co.

ITEM 27. NUMBER OF CONTRACTS

     As of             , 2001, there were no contracts in force.

ITEM 28. INDEMNIFICATION

     The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF MERRILL LYNCH LIFE INSURANCE COMPANY, ARTICLE VI

SECTIONS 1, 2, 3 AND 4 -- INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS

SECTION 1. ACTIONS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. ACTIONS BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

SECTION 3. RIGHT TO INDEMNIFICATION. To the extent that a director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. DETERMINATION OF RIGHT TO INDEMNIFICATION. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

SECTION 2 -- INDEMNIFICATION BY CORPORATION

     Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

OTHER INDEMNIFICATION

     There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

     The indemnity agreement between Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and its affiliate Merrill Lynch Life Agency, Inc. ("MLLA"), with respect to MLLA's general agency responsibilities on behalf of Merrill Lynch Life and the Contract, provides:

        Merrill Lynch Life will indemnify and hold harmless MLLA and all persons associated with MLLA as such term is defined in Section 3(a) (21) of the Securities Exchange Act of 1934 against all claims, losses, liabilities and expenses, to include reasonable attorneys' fees, arising out of the sale by MLLA of insurance products under the above-referenced Agreement, provided that Merrill Lynch Life shall not be bound to indemnify or hold harmless MLLA or its associated persons for claims, losses, liabilities and expenses arising directly out of the willful misconduct or negligence of MLLA or its associated persons.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional funds: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Tax-Exempt Fund; CMA Treasury Fund; CMA Multi-State Municipal Series Trust; The Corporate Fund Accumulation Program, Inc.; The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities; Merrill Lynch Trust for Government Securities; Municipal Income Fund; Municipal Investment Trust Fund; and The Municipal Fund Accumulation Program, Inc.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional accounts: ML of New York Variable Annuity Separate Account B; Merrill Lynch Life Variable Life Separate Account; Merrill Lynch Life Variable Life Separate Account II; Merrill Lynch Life Variable Annuity Separate Account; Merrill Lynch Life Variable Annuity Separate Account A; Merrill Lynch Life Variable Annuity Separate Account B; ML of New York Variable Life Separate Account; ML of New York Variable Life Separate Account II and ML of New York Variable Annuity Separate Account.

     (b) The directors, president, treasurer and executive vice presidents of Merrill Lynch, Pierce, Fenner & Smith Incorporated are as follows:

  NAME AND PRINCIPAL
   BUSINESS ADDRESS            POSITIONS AND OFFICES WITH UNDERWRITER
  ------------------           --------------------------------------
E. Stanley O'Neal(1)     Director, Chairman of the Board and Chief Executive
                           Officer
Rosemary T. Berkery(1)   Executive Vice President
Thomas W. Davis(1)       Executive Vice President
Barry S. Friedberg(1)    Executive Vice President
Edward L. Goldberg(1)    Executive Vice President
James P. Gorman(1)       Executive Vice President
Jerome P. Kenney(1)      Executive Vice President
John A. McKinley(1)      Executive Vice President
Thomas H. Patrick(1)     Director and Executive Vice President
George A. Schieren(2)    Director, General Counsel and Senior Vice President
Winthrop H. Smith,       Executive Vice President
  Jr.(1)
Arshad R. Zakaria(1)     Executive Vice President

---------------
     (1) World Financial Center, 250 Vesey Street, New York, NY 10080

     (2) 222 Broadway Street, 14th Floor, New York, NY 10038

     (c) Not applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books, and records required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the depositor at Merrill Lynch Insurance Group Services, Inc., at 4804 Deer Lake Drive East, Jacksonville, Florida 32246, and at the office of the General Counsel at 7 Roszel Road, Princeton, New Jersey 08540.

ITEM 31. NOT APPLICABLE

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

     (a) Registrant undertakes to file a post-effective amendment to the Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communications affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

     (c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

     (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1998) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Merrill Lynch Life Variable Annuity Separate Account C, has caused this Registration Statement to be signed on its behalf, in the Township of Princeton, State of New Jersey, on this 15th day of November, 2001.

                                           Merrill Lynch Life Variable
                                           Annuity
                                           Separate Account C
                                                   (Registrant)


Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Edward W. Diffin, Jr.                       Barry G. Skolnick
       Vice President and Senior Counsel           Senior Vice President

                                           Merrill Lynch Life Insurance
                                           Company
                                                    (Depositor)


Attest: /s/ EDWARD W. DIFFIN, JR.              By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Edward W. Diffin, Jr.                       Barry G. Skolnick
       Vice President and Senior Counsel           Senior Vice President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 15, 2001.

                  SIGNATURE                                        TITLE
                  ---------                                        -----

                      *                        Director and Chairman of the Board
---------------------------------------------
             H. McIntyre Gardner

                      *                        Director, President and Chief Executive
---------------------------------------------    Officer
             Nikos K. Kardassis

                      *                        Director, Senior Vice President, Chief
---------------------------------------------    Financial Officer and Treasurer
              Matthew J. Rider

                      *                        Director and Senior Vice President
---------------------------------------------
            Christopher J. Grady

                      *                        Director and Senior Vice President
---------------------------------------------
             Michael P. Cogswell

         *By: /s/ BARRY G. SKOLNICK            In his own capacity as Director, Senior Vice
---------------------------------------------    President and General Counsel, and as
              Barry G. Skolnick                  Attorney-In-Fact

                                  EXHIBIT LIST

Exhibit 1     Resolution of the Board of Directors of Merrill Lynch Life
                Insurance Company establishing the Merrill Lynch Life
                Variable Annuity Separate Account C

Exhibit 4(a)  Form of Contract for the Flexible Premium Individual
                Deferred Variable Annuity

Exhibit 4(c)  Tax-Sheltered Annuity Endorsement

Exhibit 4(f)  Death Benefit Endorsement ML067

Exhibit 4(g)  Qualified Plan Endorsement

Exhibit (5)   Form of Application for the Flexible Premium Individual
                Deferred Variable Annuity